ASX/MEDIA RELEASE	30 th March 2005

pSivida Reaches Milestone in Production Scale-up Process for BrachySil™ Cancer Therapy

New facility will provide ultra-pure BioSilicon™ microparticles for future BrachySil™ production

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it’s UK manufacturing partner, Atomising Systems Ltd (“ASL”), has reached a key milestone in the manufacture of BrachySil™, its lead product by completing construction of a state of the art dedicated cleanroom facility to GMP specifications at its Sheffield plant in the United Kingdom. ASL is a world leader in high temperature atomising technology.

The milestone achieved will enable pSivida to increase BrachySil™ production in support of both larger clinical trials for advanced liver cancer and new Phase IIa trials in a second cancer indication planned for later this year, and future commercialisation pSivida will use the dedicated facility to produce ultra-pure nano-structured BioSilicon™ microparticles doped with phosphorus: These microparticles are created using a specially developed melting process and water atomisation.

Following this process, the BioSilicon™ microparticles are activated to become BrachySil™, i.e. the integral phosphorus is converted into its radioisotope form – 32-P – at AEA Technology QSA’s Auriga Medical™ facility in Germany.

pSivida’s Managing Director, Gavin Rezos, said, “The development of this facility is important in the future development of BrachySil™ as a solid tumor cancer therapy. It forms one piece of the overall process for getting this exciting product through clinical trials to market and scale up production once regulatory approval is received.”

BrachySil™ has recently shown excellent results in Phase II clinical trials as a radiotherapy for the treatment of inoperable primary liver cancer, where it is delivered directly into tumors without surgery, a procedure known as brachytherapy.

The trials have shown no product-related side effects while also demonstrating significant tumor regression; up to 100% in some cases for smaller tumors. The ability of BrachySil™ to remain at the injection site is another significant outcome of the trial.

pSivida expects to begin a dose-profiling study during 2005 and pivotal registration trials during 2005. These trials will be multi centre and will, involve patients in Asia, Europe and the US, to provide data to support planned registration of BrachySil™ in 2007 as an approved treatment for primary liver cancer.

pSivida also plans to expand the use of BrachySil™ as a treatment for a wider range of solid tumor indications. A Phase IIa clinical trial is scheduled to commence for a second cancer indication within the next year.

The brachytherapy market is currently over US$600 million per annum and is expected to exceed US$1 billion within the next few years (Bio-Tech Systems). BrachySil™ has the potential to significantly expand the current market size through its application to other cancers.

-ENDS

Released by:

In Australia:	In US:
Josh Mann	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 24 patent families, 26 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.